Exhibit 99.1

Subscription Rights Account Statement
IMPORTANT: Retain a copy of this statement for your investment, tax and cost-basis records.
Questions: U.S. telephone number: 800-990-1135, Outside U.S.: 651-453-2128 For online account information, please visit www.adr.com/shareholder

		Direct Registration Information
		CUSIP Number:	999999999
ABBEY DOE		Broker / Dealer Firm Name:	TEST BROKER
1 WAY OF WELLS FARGO		Broker / Dealer Account Number:	987654321
WELLS FARGO MN 11111		Broker / Dealer Participant Number:	1111
		Transfer Agent Account Number:	4000123412

		Year-to-Date Amounts
		Service Charges Paid by You	$0.00
		Commissions Paid by You	$0.00
		Federal Tax Withheld	$0.00
Account Value		Nonresident Alien Tax Withheld	$0.00
Subscription Rights	650.000	State Tax Withheld	$0.00

Transaction or Settlement Date	Transaction Type	Price per Right	Gross Amount	Service Charge	Brokerage Commission	Net Amount	Number of Rights		Direct Registration Balance
BALANCE FORWARD									0.000
09/15/13	Transfer	$0.0000	$0.00	$0.00	$0.00	$0.00	100.000		100.000
09/15/13	Transfer	$0.0000	$0.00	$0.00	$0.00	$0.00	100.000		200.000
09/15/13	Issuance	$0.0000	$0.00	$0.00	$0.00	$0.00	1,000.000		1,200.000
09/15/13	Withdrawal	$0.0000	$0.00	$0.00	$0.00	$0.00	500.000	-	700.000
09/15/13	Withdrawal	$0.0000	$0.00	$0.00	$0.00	$0.00	50.000	-	650.000
The transaction(s) has been processed as instructed.

THE TERMS OF THE RIGHTS OFFERING ARE SET FORTH IN COMPAÑÍA CERVECERÍAS UNIDAS S.A.’S (“THE COMPANY”) PROSPECTUS SUPPLEMENT, DATED SEPTEMBER 13, 2013, TO THE PROSPECTUS, DATED AUGUST 15, 2013 (COLLECTIVELY, THE “PROSPECTUS”). COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM INNISFREE M&A INCORPORATION, THE INFORMATION AGENT, AT (888) 750-5834 (TOLL-FREE).

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of ADS rights set forth above, each of which entitles the owner to subscribe for New ADSs of Compañía Cervecerías Unidas, S.A., a public limited company organized under the laws of Chile, on the terms and subject to the conditions set forth in the Prospectus. The transferable rights represented by the Rights Statement may be exercised by duly completing Section 1 and by returning the full payment of the subscription price for each new ADS as described. THE ADS RIGHTS EVIDENCED BY THIS RIGHTS STATEMENT MAY NOT BE EXERCISED UNLESS THE REVERSE SIDE HEREOF IS PROPERLY COMPLETED AND DULY SIGNED, WITH A SIGNATURE GUARANTEE, IF APPLICABLE.

Direct Registration: The Company is a participant of the Direct Registration System (“DRS”). You may choose to have your ADS rights electronically delivered through DRS to or from your shareowner account. For more information about how to authorize electronic right movement, please contact your broker/dealer.

☐	Please change my address as indicated. All registered holders MUST sign in Section 4 on reverse of statement. 4000123412 ABBEY DOE 1 WAY OF WELLS FARGO WELLS FARGO MN 11111 Account # 4000123412

SECTION 1. EXERCISE OF RIGHTS

IF YOU WISH TO EXERCISE YOUR FULL SUBSCRIPTION RIGHT OR A PORTION THEREOF:

Basic Subscription Right: I exercise		whole ADS rights for an equal number of new ADSs
(no. of whole rights)

Therefore, I apply for		×	$	26.52 =	$
	(no. of new whole ADSs)			(subscription price)		(amount enclosed)

I acknowledge that I have received the Prospectus for this offering and I hereby irrevocably subscribe for the number of ADSs indicated above on the terms and conditions specified in the Prospectus.

Method of Payment.

A cashier check drawn on a U.S. bank payable to “JPMorgan Chase Bank, N.A.”, as ADS Rights Agent.

FULL PAYMENT FOR THE NEW ADSs MUST ACCOMPANY THIS FORM AND MUST BE MADE IN UNITED STATES DOLLARS BY A CASHIER’S CHECK, IN US DOLLARS, DRAWN UPON A UNITED STATES BANK PAYABLE TO THE ADS RIGHTS AGENT IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

SECTION 2. SALE OF RIGHTS

To receive proceeds from sale of the underlying share Rights in the local Chilean market: If you hold an ADS Rights Statement and would like to sell all a portion of the whole share rights underlying your ADS rights, you need do nothing and ADS Rights Agent will endeavor to sell in the local Chilean market the share rights underlying your ADS Rights prior to the end of the share subscription period described in the Prospectus, such sales being subject to a 35% Chilean withholding tax, among any other charges, fees or taxes described in the Prospectus.

SECTION 3. SIGNATURE(S)

IMPORTANT: THE SIGNATURE(S) MUST CORRESPOND IN EVERY PARTICULAR, WITHOUT ALTERATION, WITH THE NAME(S) AS PRINTED ON THE FRONT OF THIS RIGHTS STATEMENT. IF YOU ARE SIGNING ON BEHALF OF A REGISTERED ADS HOLDER OR ENTITY YOU MUST SIGN IN YOUR LEGAL CAPACITY WITH YOUR SIGNATURE MEDALLION GUARANTEED. YOUR GUARANTOR (BANK/BROKER) WILL REQUIRE PROOF OF YOUR AUTHORITY TO ACT. CONSULT YOUR GUARANTOR FOR THEIR SPECIFIC REQUIREMENTS. YOU OR YOUR GUARANTOR MAY ACCESS THE SECURITIES TRANSFER ASSOCIATION (STA) RECOMMENDED REQUIREMENTS ON-LINE AT www.stai.org.

Signature(s) of Subscriber(s)

Name(s):

Capacity (Full Title):

APPLY MEDALLION GUARANTEE STAMP HERE

DELIVERY TO AN ADDRESS OTHER THAN THE ADDRESSES LISTED BELOW WILL NOT CONSTITUTE VALID DELIVERY.

Return this statement to:

Mail to:	By Hand or Courier to:
JPMorgan Chase Bank, N.A.	JPMorgan Chase Bank, N.A.
Voluntary Corporate Actions Dept	Voluntary Corporate Actions Dept
P.O. Box 68454	1110 Centre Pointe Curve, Suite 101
St. Paul, MN 55164-0854	Mendota Heights, MN 55120-4100